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               UNITED STATES                               OMB APPROVAL
                                                     -------------------------
    SECURITIES AND EXCHANGE COMMISSION
          WASHINGTON, D.C. 20549                           OMB Number:

                                                            3235-0058

                FORM 12B-25                                  Expires:
                                                          March 31, 2006
                                                     Estimated average burden
                                                     hours per response 2.50
        NOTIFICATION OF LATE FILING                  -------------------------

(Check One):   [ ] Form 10-K     [ ] Form 20-F       -------------------------
               [ ] Form 11-K     [X] Form 10-Q
               [ ] Form N-SAR    [ ] Form N-CSR             SEC File No.
                                                               0-3252

                                                             CUSIP NO.
For Period Ended:     March 31, 2006
                                                     -------------------------
      [ ]  Transition Report on Form 10-K
      [ ]  Transition Report on Form 20-F
      [ ]  Transition Report on Form 11-K
      [ ]  Transition Report on Form 10-Q
      [ ]  Transition Report on Form N-SAR

For the Transition Period Ended: _________________________________



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   Read Instruction (on back page) Before Preparing Form. Please Print or Type


    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION


LEXINGTON PRECISION CORPORATION
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Full Name of Registrant



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Former Name if Applicable


40 EAST 52ND STREET
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Address of Principal Executive Office (Street and Number)


NEW YORK, NY 10022
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City, state and zip code



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                                     PART II
                             RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)     The reasons described in reasonable detail in Part III of
                 this form could not be eliminated without unreasonable effort or expense;
[ ]      (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form
                 N-CSR or portion thereof, will be filed on or before the
                 fifteenth calendar day following the prescribed due date; or
                 the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth
                 calendar day following the prescribed due date; and
[ ]      (c)     The accountant's statement or other exhibit required by
                 Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant's quarterly report on Form 10-Q cannot be filed within the prescribed time period because of changes required to be made to the draft Form 10-Q as a result of a delay in the completion of the refinancing of the registrant's secured debt. The Form 10-Q will be filed as soon as is reasonably practicable.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Dennis J. Welhouse             (216)               591-1073
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                    (Name)                (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
         [X] Yes  [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
         [  ] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        Lexington Precision Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 15, 2006                 By:     /s/ Dennis J. Welhouse
                                            ---------------------------------
                                    Name:   Dennis J. Welhouse
                                    Title:  Senior Vice President & CFO



                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).